

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2015

<u>Via E-Mail</u>
Jeffrey S. Niew
President & Chief Executive Officer
Knowles Corporation
1151 Maplewood Drive
Itasca, IL 60143

> **Re: Knowles Corporation**
> **Registration Statement on Form S-4**
> **Filed May 19, 2015**
> **File No. 333-204291**
>
> **Schedule TO-T filed May 19, 2015, amended May 22, 2015 by Orange**
> **Subsidiary, Inc. and Knowles Corporation**
> **SEC File No. 005-87068**

Dear Mr. Niew:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

1. We note that information responsive to Item 1007(d) is included in the Schedule TO but not in your registration statement. Please revise your registration statement to include all of the dislosure required by Schedule TO.

2. We note you provided certain financial projections to Deutsche Bank, financial advisor to Audience. Please disclose those projections.

Questions and Answers Regarding the Transaction, page iii

3. Please consider including an additional Q&A explaining your rationale for structuring the acquisition as a tender offer combined with a short form merger instead of a merger.

4. It appears you are relying the no-action letter issued to Lazard Freres & Co. (August 11, 1995). If so, please confirm this fact and tell us how you are complying with the procedural safeguards described in that letter.

5. Please provide examples of the various possible amounts of your shares you may issue to Audience security holders within the range of average prices applicable in your formula for payment for Audience common stock.

Risk Factors, page 14

6. Please describe the risks, if any, associated with an acceptance of the tender offer as opposed to receipt of the merger consideration.

Background of the Transaction, page 21

7. Please describe the negotiation, if any, of any employment arrangement that must continue to be in full force and effect to meet one of your offer conditions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778, or me at (202) 551-3619 with any questions.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions

cc: Jennifer Fitchen, Esq.
        Sidley Austin LLP